# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Twin Vee PowerCats, Co., CIK 0001855509
CUSIP: 90177C200
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 270 Taconic Rd, Greenwich, Connecticut (CT), 06831
Date of event which requires filing of this statement: 03/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002122876

## Reporting persons
- Clamantis Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,181,674; sole dispositive power 0; shared dispositive power 1,181,674; aggregate amount beneficially owned 1,181,674 (0.13708% of the class)
  Comment: For Items 12: The reporting person is a Limited Liability Company.
- Daniel Shribman: type of reporting person: individual (IN); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 1,181,674; sole dispositive power 0; shared dispositive power 1,181,674; aggregate amount beneficially owned 1,181,674 (0.13708% of the class)
  Comment: All 1,181,674 shares are directly owned by Clamantis Holdings LLC, LC, an entity 100% owned and controlled by Mr. Shribman. Mr. Shribman has voting power over the shares as owner of Clamantis Holdings, LLC.

## Item 1. Issuer
Name of issuer: Twin Vee PowerCats, Co.
Address of issuer's principal executive offices: 270 Taconic Rd, Greenwich, CT 06831

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed on behalf of Clamantis Holdings LLC ("Clamantis") and its sole manager Daniel Shribman.

It is filed on behalf of Clamantis to the shares of Common Stock of the issuer directly owned by it.

It is also filed on behalf of Daniel Shribman, the sole member and manager of Clamantis, who may be deemed to indirectly beneficially own the shares of Common Stock reported herein that are directly beneficially owned by Clamantis.

Clamantis and Daniel Shribman are collectively referred to as the "Reporting Persons."

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 270 Taconic Rd, Greenwich, CT 06831.
Citizenship: Clamantis is a limited liability company organized under the laws of the State of Connecticut. Daniel Shribman is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Clamantis Holdings LLC: /s/ Daniel Shribman, Daniel Shribman (03/24/2026)
- Daniel Shribman: /s/ Daniel Shribman, Daniel Shribman (03/24/2026)
Comment: On behalf of Clamantis Holdings LLC, as the sole member and manager of Clamantis Holdings LLC